Exhibit 17

*S000001Q01*

000001

SAM SAMPLE
123 SAMPLES STREET	Security Class	COMMON
SAMPLETOWN SS X9X X9X
CANADA	Holder Account Number

	C9999999999	I N D

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Form of Proxy - Annual General Meeting of Shareholders to be held on October 29, 2009

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.               Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.               In order for this Proxy to be effective it must be deposited at the offices of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 not less than 48 hours before the Meeting or any adjournment thereof or with the Chairman of the Meeting prior to the commencement thereof.

In addition to any other matter permitted by law, a shareholder who has given a proxy may revoke it as to any matter on which a vote has not already been cast pursuant to the authority conferred by it, by signing in person or by attorney authorized in writing a written revocation of proxy and by depositing such instrument of revocation at the office of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof or with the Chairman of the Meeting on the day thereof or on the day of any adjournment thereof.

3.               If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

4.               This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

5.               If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

6.               The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

7.               The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

8.               This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

9.               This proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 10:00 am, Mountain Time, on October 27, 2009.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Call the number listed BELOW from a touch tone telephone.	• Go to the following web site:
www.investorvote.com

1-866-732-VOTE (8683) Toll Free

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER 019097	HOLDER ACCOUNT NUMBER C9999999999	ACCESS NUMBER 99999

RCSQ_PRX_75158/000001/000001/i

SAM SAMPLE	C9999999999
*C9999999999*
	IND C01	*C9999999999*

Appointment of Proxyholder

The undersigned shareholder of THE CASH STORE FINANCIAL SERVICES INC. (the “Company”) hereby appoints, Gordon J. Reykdal, CEO and a Director of the Company, or failing this person, Nancy Bland, CFO of the Company,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held at the Alberta Diabetes Institute, Oborowsky Designer Seminar Hall, 1-020 HRIF East (112 Street and 87 Avenue), University of Alberta, Edmonton, Alberta, T5G 2E1, on Thursday, October 29, 2009 at 10:00 a.m. (Edmonton time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Withhold

01. William C. Dunn	☐	☐

	For	Withhold

02. J. Albert (Al) Mondor	☐	☐

	For	Withhold

03. Michael Shaw	☐	☐

04. Edward C. McClelland	☐	☐

05. Gordon J. Reykdal	☐	☐

06. Robert J.S. Gibson	☐	☐

07. Ron Chicoyne	☐	☐

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	For	Withhold

2. Appointment of Auditors	☐	☐
To appoint KPMG LLP, Chartered Accountants, as auditors of the Company and to authorize the Directors to fix the auditors’ remuneration

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)	Date

/ /

Interim Financial Statements - Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail.	☐

Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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*S000002Q01*

000002
SAM SAMPLE	Security Class	COMMON
123 SAMPLES STREET
SAMPLETOWN SS X9X X9X	Holder Account Number
AUSTRALIA	C9999999999	I N D

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Form of Proxy - Annual General Meeting of Shareholders to be held on October 29, 2009

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.     Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.     In order for this Proxy to be effective it must be deposited at the offices of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 not less than 48 hours before the Meeting or any adjournment thereof or with the Chairman of the Meeting prior to the commencement thereof.

In addition to any other matter permitted by law, a shareholder who has given a proxy may revoke it as to any matter on which a vote has not already been cast pursuant to the authority conferred by it, by signing in person or by attorney authorized in writing a written revocation of proxy and by depositing such instrument of revocation at the office of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof or with the Chairman of the Meeting on the day thereof or on the day of any adjournment thereof.

3.     If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

4.     This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

5.     If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

6.     The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

7.     The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

8.     This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

9.     This proxy should be read in conjunction with the accompanying documentation provided by Management.

Fold

Proxies submitted must be received by 10:00 am, Mountain Time, on October 27, 2009.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Call the number listed BELOW from a touch tone telephone.	• Go to the following web site:
www.investorvote.com
312-588-4290 Direct Dial

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER	019097	HOLDER ACCOUNT NUMBER	C9999999999	ACCESS NUMBER	99999

RCSQ_PRX_75158/000002/000002/i

SAM SAMPLE	C9999999999
*C9999999999*
	IND C01	*C9999999999*

Appointment of Proxyholder

The undersigned shareholder of THE CASH STORE FINANCIAL SERVICES INC. (the “Company”) hereby appoints, Gordon J. Reykdal, CEO and a Director of the Company, or failing this person, Nancy Bland, CFO of the Company,

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held at the Alberta Diabetes Institute, Oborowsky Designer Seminar Hall, 1-020 HRIF East (112 Street and 87 Avenue), University of Alberta, Edmonton, Alberta, T5G 2E1, on Thursday, October 29, 2009 at 10:00 a.m. (Edmonton time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors	For	Withhold

01. William C. Dunn	☐	☐

	For	Withhold

02. J. Albert (Al) Mondor	☐	☐

	For	Withhold

03. Michael Shaw	☐	☐

04. Edward C. McClelland	☐	☐

05. Gordon J. Reykdal	☐	☐

06. Robert J.S. Gibson	☐	☐

07. Ron Chicoyne	☐	☐

Fold

	For	Withhold

2. Appointment of Auditors	☐	☐
To appoint KPMG LLP, Chartered Accountants, as auditors of the Company and to authorize the Directors to fix the auditors’ remuneration

Fold

Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)	Date

/ /

Interim Financial Statements - Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail.	☐

Annual Financial Statements - Mark this box if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

9 9 9 9 9	0 7 5 1 5 8	1 P I	A R 1	R C S Q